PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
DATED DECEMBER 31, 2002	Registration No. 333-87940
(To Prospectus Dated September 27, 2002)

EntreMed, Inc.

3,350,000 Shares of 6% Series A Convertible Preferred Stock
16,750,000 Shares of Common Stock Issuable Upon Conversion of
the Series A Convertible Preferred Stock
Warrants to Purchase 7,000,000 Shares of Common Stock
Up to 7,000,000 Shares of Common Stock Issuable upon
Exercise of the Warrants
______

     This prospectus supplement relates to the issuance of 3,350,000 shares of our 6% series A convertible preferred stock, par value $1.00 per share (“series A preferred stock”), together with warrants (“warrants”) to purchase 7,000,000 shares of our common stock, par value $.01 per share (“common stock”) at a per-share exercise price of $1.50 per share, which will expire seven years from the date of issuance. Each share of series A preferred stock is convertible into five shares of common stock at an initial conversion price of $1.00 per share. This prospectus supplement also relates to the 16,750,000 shares of common stock issuable upon conversion of the series A preferred stock and up to 7,000,000 shares of common stock issuable upon exercise of the warrants. Pursuant to our issuance of the series A preferred stock and the warrants, we will receive total proceeds of $16,750,000, less expenses.

     Our common stock is traded on the Nasdaq National Market under the symbol “ENMD.” The last reported sale price of our common stock on the Nasdaq National market on December 30, 2002 was $.89 per share. There is currently no public market for the series A preferred stock or the warrants, and we do not expect a market to develop.

     Investing in our common stock, preferred stock and warrants to purchase our common stock (together, the “securities”) involves risks. See “Risk Factors” beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense

     This prospectus supplement and the prospectus contain and incorporate by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding our history of operating losses and anticipation of future losses; our need for additional capital and uncertainty of additional funding; the value of our common stock; uncertainties relating to our technological approach, uncertainty of our product development; our dependence on collaborators and licensees; intense competition and rapid technological change in the biopharmaceutical industry; uncertainties relating to our patent and proprietary rights; uncertainties relating to clinical trials; government regulation and uncertainties of obtaining regulatory approval on a timely basis or at all; our dependence on key personnel, research collaborators and scientific advisors; uncertainties relating to health care reform measures and third-party reimbursement; and risks associated with product liability. Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement or the prospectus is accurate as of any date other than the date indicated on the applicable cover page.

     This prospectus supplement and the prospectus are not an offer to sell the securities and we are not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

     The following description of the material terms of the series A preferred stock is only a summary and is qualified in its entirety by reference to our certificate of incorporation and the certificate of designation creating the series A preferred stock.

     Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of our preferred stock, par value $1.00 per share. We currently have no shares of preferred stock outstanding. Subject to the limitations prescribed by our certificate of incorporation, our board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders. The series A preferred stock is a series of our authorized preferred stock. When issued, the shares of series A preferred stock will be validly issued, fully paid and non-assessable.

Rank

     The series A preferred stock rank, with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, senior to our common stock and to any other class or series of our capital stock that we may issue in the future, unless the holders of the series A preferred stock approve the issuance of more senior securities.

Dividends

     The holders of our series A preferred stock are entitled to receive, prior and in preference to the payment of any dividends on the common stock or any other of our securities, out of our assets legally available for the payment of dividends, cumulative cash dividends per share at the rate of 6% per year of the $5.00 series A preferred stock issue price (equivalent to $.30 per share), as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar events. These dividends accrue and are cumulative, which means that if we are unable to declare a dividend because we do not have sufficient earnings or assets available for the payment of such dividend when due, holders of the series A preferred stock are still entitled to receive that dividend at some future date. However, no interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the series A preferred stock that may be in arrears. Dividends are payable to holders of record as they appear in our stockholder records at the close of business on the applicable record date, which will be the date designated by our board of directors for the payment of dividends.

     In the event of any liquidation, dissolution or winding up of our company or if we declare bankruptcy, all accrued and unpaid dividends on each share of series A preferred stock will be added to the liquidation preference of the shares of series A preferred stock.

     Unless and until all accrued and unpaid dividends on the series A preferred stock have been or are at the same time paid or set aside for payment, we may not pay or set aside a dividend or payment on the common stock or any other securities ranking junior to the series A preferred stock (“junior securities”), or make any payment in connection with the purchase, redemption or retirement of any common stock or junior securities. We may, however, make a dividend or distribution that is payable solely in shares of common stock. We may also repurchase shares of common stock owned by terminated employees or consultants. This provision will not prevent the conversion of a security into shares of our common stock.

     In addition to the 6% cumulative dividend, holders of the series A preferred stock are entitled to receive the same amount of dividends and other distributions declared or paid on shares of our common stock or any other junior securities, on the same basis as if the series A preferred stock had been converted into shares of common stock at the then effective conversion rate, or, in the case of dividends or distributions on junior securities other than common stock, on a comparable basis.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of our company, holders of the series A preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders, before any distribution or payment may be made to holders of shares of our common stock or any other junior securities, a liquidation preference per share in an amount equal to the greater of (a) $10.00, plus any accrued and unpaid dividends or (b) the amount that would be payable on a share of the series A preferred stock if all shares of series A preferred stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up. If our available assets and funds are insufficient to pay the full amount of the liquidation preference due on all of the outstanding shares of series A preferred stock upon our liquidation, dissolution or winding up, then the holders of the series A preferred stock will share proportionately in any such distribution of assets on a pro-rata basis.

     After payment of the full amount of the liquidating distributions to which they are entitled, the holders of series A preferred stock will have no right to or claim on any of our remaining assets.

     Holders of series A preferred stock are entitled to written notice prior to any liquidation, dissolution or winding up of our company. Such notice must indicate the anticipated effective date of such event and the type and amount of anticipated proceeds per share to be distributed to each then outstanding share of each series of our preferred stock and common stock.

     The sale of all or substantially all of our assets, except to a holding company held by our then-current stockholders in the same proportion, will be treated the same as a liquidation, dissolution or winding-up of our company.

Other Distributions

     If we declare a distribution payable in securities of other entities or persons, evidences of indebtedness issued by us or other entities or persons, assets (excluding cash dividends) or other options or rights other than in connection with a stock split, subdivision of outstanding shares or dividends or other distributions payable in additional shares of our common stock or other securities or rights convertible into common stock, the holders of the series A preferred stock are entitled to receive a proportionate share of any such distribution as though they were the holders of the number of shares of common stock into which their shares of series A preferred stock are convertible. In addition, if at any time there is a recapitalization of the shares of common stock (other than a subdivision, combination, merger or sale of assets transaction), the holders of series A preferred stock are entitled to receive upon conversion the number of shares of stock or other securities or property to which a holder of common stock would have been entitled upon the recapitalization.

Voting Rights

     In addition to any voting rights required by law and the special voting rights provided in the certificate of designation for the series A preferred stock, as discussed below, the holders of series A preferred stock have the right to one vote for each share of common stock into which their share of series A preferred stock could then be converted. Pursuant to such voting rights, with respect to any issue, election, question or matter upon which holders of common stock have the right to vote, holders of series A preferred stock (i) have full voting rights and powers equal to the voting rights and powers of the holders of shares of common stock, (ii) are entitled to notice of any stockholders’ meeting, and (iii) are treated for all purposes, including the determination of the presence of a quorum, and entitled to vote, together with holders of the common stock as a single class.

     As long as any shares of series A preferred stock remain outstanding, we may not, without the affirmative vote or consent of the holders of a majority of the shares of series A preferred stock outstanding at the time (with the series A preferred stock voting separately as a class): (i) authorize, create or issue any shares of any class or series of stock, or any securities convertible into or exercisable for such class or series, that are on parity or rank senior to the series A preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up; (ii) declare or pay any dividend on (including a dividend payable in stock), make any other distribution with respect to, or repurchase, any of our stock (or any securities that are convertible into or exercisable for our stock) that is junior to or on parity with the series A preferred stock, except that we may repurchase shares of common stock on the open market or from terminated employees or consultants; (iii) sell, lease, exchange or otherwise dispose of all or substantially all of our assets; (iv) effect any recapitalization, liquidation, dissolution or winding-up, other than a transaction in which we become a direct or indirect wholly-owned subsidiary of a holding company having the same stockholders, with the same relative amounts and type of securities, as immediately prior to such transaction; (v) amend our certificate of incorporation, by-laws, or the certificate of designation for the series A preferred stock, in any manner that adversely affects the rights, preferences or privileges of the series A preferred stock; or (vi) change the nature of our business.

Conversion

     Right to Convert. Each share of series A preferred stock is convertible at any time at the option of the holder into five shares of common stock, (which was calculated using the initial conversion price of $1.00 per share of common stock), subject to adjustment for certain dilutive events, as described further below, or decreases in our outstanding common stock due to a combination of outstanding shares of common stock (we refer to such price or adjusted price as the “conversion price”).

     Holders of the series A preferred stock may convert their shares into common stock by surrendering to us the certificate(s) representing the shares of series A preferred stock, delivered together with written notice stating that the holder desires to convert the shares of series A preferred stock and providing the name and denominations in which the certificate(s) representing the shares of common stock are to be issued and instructions for delivery thereof.

     Automatic Conversion. At any time on or after the first anniversary of the date we issue the series A preferred stock, we may at our option cause the series A preferred stock to be automatically converted into five shares each of our common stock, or the equivalent of $1.00 per share of common stock. The conversion price will be adjusted for stock splits, subdivisions of the common stock, or dividends or other distributions payable in additional shares of common stock, or for decreases in our outstanding common stock due to a combination of outstanding shares of common stock. We may exercise this right only if, (i) during the 60-day trading period ending on the date we send notice of such conversion to the holders of the series A preferred stock as described below, our common stock (x) has traded on a national securities exchange, the Nasdaq National Market or the Nasdaq SmallCap market and (y) the closing price of the common stock equals or exceeds five dollars ($5) and (ii) we have on file with the Securities and Exchange Commission (the “SEC”) an effective registration statement that registers the holders’ resale of the common stock underlying the series A preferred stock, and have agreed with the holders of the series A preferred stock to maintain the effectiveness of such registration statement for at least 180 days.

     We may exercise the automatic conversion right by delivering to each registered holder of the series A preferred stock a notice describing the automatic conversion and a certificate signed by our Chief Executive Officer and Chief Financial Officer that the conditions necessary for us to exercise the automatic conversion right have been satisfied.

Notice

     In addition to the notice provisions described above, we must provide advance notice to the holders of the series A preferred stock if we propose to: (i) declare any dividend or distribution on any class or series of capital stock, whether in cash, property, stock or other securities; (ii) effect any reclassification or recapitalization of our common stock outstanding involving a change in the common stock; (iii) merge or consolidate with or into any other corporation (if the holders of our common stock would receive any consideration for their shares of common stock as part of such merger or consolidation; (iv) sell, lease or convey all or substantially all of our property or business, or (v) effect a liquidation, dissolution or winding-up of our company.

     In addition, upon any adjustment of the conversion price of the series A preferred stock, we must furnish to each holder a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. Upon the request of any holder of the series A preferred stock, we must forward them a certificate that also includes the new conversion price and the number of shares of common stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder’s shares of series A preferred stock.

Reservation of Shares

     We are required to at all times reserve and keep available such number of authorized shares of common stock as will be sufficient to permit the conversion of all of the outstanding shares of series A preferred stock.

DESCRIPTION OF WARRANTS

     The following description of the material terms of the warrants is only a summary and is qualified in its entirety by reference to the form of warrants.

General

     We are issuing warrants to purchase 7,000,000 shares of our common stock at a purchase price of $1.50 per share. The warrants are exercisable beginning six months from the date of issuance through the seventh anniversary of the date of issuance (the “expiration date”). Any of the warrants not exercised before the expiration date will expire, except that if the average of the closing price of the common stock for the five trading days immediately before the exercise date (the “fair market value”) exceeds $1.50, any warrants not exercised will be deemed automatically exercised pursuant to a “cashless exercise.”

     Pursuant to the terms of the warrants, we must continuously keep effective until the expiration date our registration statement filed with the SEC pursuant to which the warrants and the common stock underlying the warrants (the “warrant shares”) will be issued. We must also keep available a sufficient number of shares of common stock to issue upon exercise of the warrants.

     A holder of warrants will not be entitled, by virtue of being the record holder of such warrants, to vote, consent, receive dividends, receive notice as a stockholder with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as a stockholder.

Exercise

     The warrants may be exercised by delivering to us an executed notice of election to purchase in the form attached to the warrants, together with payment of the exercise price. The exercise price of the warrants is $1.50 per share, subject to adjustment as described below. The exercise price may be paid in cash or by a “cashless exercise” also as described below. The holders of the warrants need not deliver the original warrants in order to exercise the warrants. At their option, the holders of the warrants may pay the exercise price on the warrants by making a “cashless exercise.” If a holder of warrants elects to pay the exercise price by a cashless exercise, the holder will receive without the payment of any additional consideration, shares equal to the number of shares covered by such exercised warrants in respect of which the exercise is made, less the number of shares having a fair market value equal to the aggregate exercise price for such shares of common stock.

     To the extent that, on the expiration date, any warrant is not previously exercised as to all of the shares of common stock subject to it, and if the average of the closing price of the common stock for the five trading days immediately before the expiration date exceeds the exercise price then in effect, any such warrant will be deemed automatically exercised pursuant to the cashless exercise provision described above, even if the holder does not deliver an exercise notice to us, immediately before its expiration.

     In no event will a fractional share of common stock be issued upon the exercise of any warrants. If, upon exercise of any warrants or any warrant as an entirety, a holder would otherwise be entitled to receive a fractional share of common stock, the holder will receive the number of shares of common stock to which the holder would otherwise be entitled rounded up to the nearest whole share.

Adjustments

     If we subdivide the common stock, by stock split or otherwise, or combine the common stock into a smaller number of shares, or issue additional shares of common stock in payment of a stock dividend on our common stock, the number of shares issuable on the exercise of the warrants will be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. The warrants provide that in the event of a merger, consolidation, sale of all or substantially all our assets, a tender or exchange offer for our common stock or a reclassification of the common stock (each, a “fundamental transaction”), then the holders of the warrants have the right to receive, upon exercise of the warrants, the same amount and kind of securities, cash or property as the holder would have received if the warrant had been exercised immediately before the fundamental transaction.

     If we distribute to holders of common stock (i) evidences of indebtedness, (ii) any security (other than a distribution of common stock discussed above), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, “distributed property”), then the number of shares issuable on the exercise of the warrants will be proportionately increased based on the value of the distributed property to the fair market value of the common stock. As an alternative to the foregoing adjustment to the exercise price, the warrant holders at their request may instead receive the distributed property that such holder would have been entitled to receive in respect of the common stock for which the warrants could have been exercised.

     Upon the occurrence of any adjustment described above, we are required to compute such adjustment and prepare a certificate setting forth such adjustment, including a statement of the adjusted exercise price and adjusted number or type of warrant shares or other securities issuable upon exercise of the warrant, describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. We are required to send a copy of such certificate to any warrant holder that requests one.

Notices of Certain Events

     In the event that we:

•	declare a dividend or any other distribution of cash, securities or other property in respect of our common stock, including any grant of rights or warrants to subscribe for or purchase any of our capital stock;

•	authorize or approve, enter into any agreement contemplating or solicit stockholder approval for any fundamental transaction; or

•	authorize our voluntary dissolution, liquidation or winding-up,

then we are required to deliver notice to the warrant holders describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold common stock in order to participate in or vote with respect to such transaction. We must also take all steps reasonably necessary to ensure that the warrant holders are given the practical opportunity to exercise their warrants before that time so they may participate in or vote with respect to such transaction, although our failure to deliver such notice or any defect of such notice will not affect the validity of the corporate action required to be described in such notice.

Amendments

     The terms of each warrant may be amended, modified or waived only with the written consent of us and the holder of such warrant.

DESCRIPTION OF THE COMMON STOCK

     For a description of the terms of our common stock, please see the section entitled “Description of Common Stock” in the prospectus.

PLAN OF DISTRIBUTION

     The series A preferred stock and warrants are being issued to Celgene Corporation for a total offering price of $16.75 million, pursuant to a securities purchase agreement between us and Celgene dated December 31, 2002.

     There is no public market for the series A preferred Stock or the warrants and we do not intend to list the series A preferred stock or the warrants for trading on any national securities exchange or for inclusion on any automated quotation system.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     This prospectus supplement incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC (File No. 000-20713) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities. These documents contain important information about us.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 12, 2002; on Form 10-K/A for the year ended December 31, 2001, filed with the SEC on March 18, 2002;

2.	Our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 14, 2002; on Form 10-Q for the quarter June 30, 2002, filed with the SEC on August 14, 2002; on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002; on Form 10-Q/A for the Quarter ended June 30, 2001, filed with the SEC on March 15, 2002;

3.	Our Current Reports on Form 8-K filed under the Exchange Act, filed with the SEC on February 1, 2002; on Form 8-K/A , filed with the SEC on March 11, 2002 and March 15, 2002; and

4.	The description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act on May 14, 1996, including any amendment or report filed for the purpose of updating such description

     You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our Internet web site at http://www.entremed.com or by requesting them in writing, by email or by telephone at the following address:

Francine K. Jackson
Finance Assistant
EntreMed, Inc.
9640 Medical Center Drive
Rockville, Maryland 20850
(240) 864-2600
francinej@entremed.com